                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                           ---------------------------


                                 SCHEDULE 14D-1
                             Tender Offer Statement
       Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934

                                 AMENDMENT NO. 2


                           ---------------------------


                          DOMINICK'S SUPERMARKETS, INC.
                            (Name of Subject Company)

                          WINDY CITY ACQUISITION CORP.
                                  SAFEWAY INC.
                                    (Bidders)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                NON-VOTING COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                           COMMON STOCK ---- 257159103
                       NON-VOTING COMMON STOCK ----- NONE
                     (CUSIP Numbers of Class of Securities)

                              MICHAEL C. ROSS, ESQ.
              SENIOR VICE PRESIDENT, SECRETARY AND GENERAL COUNSEL
                                  SAFEWAY INC.
                            5918 STONERIDGE MALL ROAD
                          PLEASANTON, CALIFORNIA 94588
                            TELEPHONE: (925) 467-3000
            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Bidders)

                                    COPY TO:

                             CHARLES I. COGUT, ESQ.
                           SIMPSON THACHER & BARTLETT
                              425 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10017
                            TELEPHONE: (212) 455-2000

                  This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule 14D-1 filed on October 19, 1998 (as amended and supplemented, the "Schedule 14D- 1") relating to the offer by Windy City Acquisition Corp., a Delaware corporation (the "Purchaser") and a wholly-owned subsidiary of Safeway Inc., a Delaware corporation (the "Parent"), to purchase all of the outstanding shares of Common Stock, par value $.01 per share (the "Voting Shares"), and Non-Voting Common Stock, par value $.01 per share (the "NonVoting" Shares and, together with the Voting Shares, the "Shares"), of Dominick's Supermarkets, Inc., a Delaware corporation (the "Company"), at a purchase price of $49 per Share, net to the seller in cash without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 19, 1998 (the "Offer to Purchase") and in the related Letter of Transmittal. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings assigned to them in the Offer to Purchase.

ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER

                  Item 5 of the Schedule 14D-1 is hereby amended and supplemented as follows:

                  The information in this Amendment No. 2 under Item 6 is incorporated herein by reference.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

                  Item 6 of the Schedule 14D-1 is hereby amended and supplemented as follows:

                  At 12:00 Midnight, New York City Time, on Monday, November 16, 1998, the Offer expired. Based on the information provided by the Depositary, 100% of the Shares (which number includes approximately 820,839 Share's subject to guaranty of delivery) were validly tendered and not properly withdrawn pursuant to the Offer. The Purchaser has accepted for payment, and has notified the Depositary to promptly pay for, the tendered and accepted Shares at the purchase price of $49.00 per Share in cash.

                  Pursuant to the Merger Agreement, the Purchaser intends to merge itself with and into the Company in accordance with the Delaware General Corporation Law as promptly as practicable. As a result of the Merger, the Company will become a wholly-owned subsidiary of Safeway and each outstanding Share (other than Shares held in the treasury of the Company, Shares owned by the Parent, the Purchaser or any other direct or indirect wholly-owned subsidiary of the Parent or the Company, and Shares, if any, owned by stockholders who choose to dissent and demand appraisal of their Shares in accordance with the Delaware General Corporation Law) shall be canceled, extinguished and converted into the right to receive $49.00 per Share in cash, without interest, less any applicable federal withholding taxes.

                  The consummation of the Offer was publicly announced in a press release issued by the Parent on November 17, 1998 a copy of which is filed as Exhibit (a)(9) hereto and incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

                  Item 11 is hereby amended and supplemented to add the following:

                  (a)(9) Press Release issued by the Parent on November 17,
1998.

                                    SIGNATURE

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in the Statement is true, complete and correct.

                                   SAFEWAY INC.


                                   By   /s/ Michael C. Ross
                                      ------------------------------
                                      Name: Michael C. Ross
                                      Title: Senior Vice President
                                      and General Counsel


                                   WINDY CITY ACQUISITION CORP.


                                   By   /s/ Michael C. Ross
                                      -------------------------------
                                      Name: Michael C. Ross
                                      Title:  Vice President and Secretary


Date: November 17, 1998

                                  EXHIBIT INDEX
Exhibit                                                               Page
No.                                 Description                        No.

(a)(9)  Press Release issued by the Parent on November 17, 1998